FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              For the month of June


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.






Media Information


                                  7 June 2006

              BG Group signs Chinese Production Sharing Contracts


BG Group today announced that it has signed two Production Sharing
Contracts (PSCs) with China National Offshore Oil Corporation (CNOOC) covering deepwater Blocks 64/11 and 53/16 and a Geophysical Survey Agreement for Block 41/06, offshore China.


Under the terms of the PSCs, BG Group will be the operator and will retain a 100 per cent interest during the exploration phase. In the event of a commercial discovery CNOOC has an option to take an interest of up to 51 per cent in that field. Under the terms of the Geophysical Survey Agreement, upon completion of the mandated work programme, BG has an exclusive option to enter into a Production Sharing Contract for Block 41/06. The agreements are subject to final government approval.


BG Group Chief Executive Frank Chapman said: "These largely unexplored blocks are well placed with respect to the robust and high growth gas markets of Southern China. The signing of these agreements represents BG's first investment in China and we look forward to working with CNOOC in evaluating these prospects."


The exploration work programs for the PSC blocks will be carried out in three phases. This will involve the acquisition of both 2D and 3D seismic and the drilling of one exploration well on each block in the first phase. The Geophysical Survey Agreement involves the acquisition and processing of 2D seismic.


The three blocks cover a total area of approximately 25,800 square kilometres and are located in the Qiongdongnan and Pearl River Mouth basins of the South China Sea. Water depth on the blocks ranges from 180 to 2100 metres.

There are matters discussed in this media information that are forward looking statements.
Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 Dec 2005.


Note to Editors:


Block 64/11 (7546 sq km) is located in water depths ranging from 180 to 1500 metres while Block 53/16 (8671 sq km) is located in water depths ranging from 200 to 2100 metres. Both the aforementioned blocks are located in the Qiongdongnan basin. Block 41/06 (9601 sq km) is located in water depths ranging from 300 to 2000 metres in the Pearl River Mouth basin. The blocks are approximately 200-300 kilometres offshore Guangdong Province and Hong Kong in the South China Sea.


BG Group is a global natural gas business. Active on five continents in over 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.

Enquiries:

BG Group, UK

Communications                        +44  118 929 3717
Out of hours media mobile:            +44  7917 185 707
Investor Relations                    +44  118 929 3025

BG Asia Pacific, Singapore
Pravin Tandon                         +65  6830 7804
7804

Website: www.bg-group.com






                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 7 June 2006                                By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary